Exhibit 99.1

Qiao Xing Mobile's Subsidiary, CECT, Releases New Handset Model: Sleek C1200 Offers up to 75 Days of Standby Time (1,800 hours), a 2-inch LCD
                        Screen and an FM Radio

    BEIJING--(BUSINESS WIRE)--July 26, 2007--Qiao Xing Mobile Communication Co., Ltd. ("Qiao Xing Mobile" or the "Company") (NYSE:
QXM), one of China's leading domestic manufacturers of mobile handsets operating its business primarily through its subsidiary, CEC Telecom Co., Ltd. ("CECT"), today announced the launch of the newest model to the CECT C-series handset, the C1200. The C1200 is an updated version of the C1000 and incorporates some of the latest mobile phone technologies available in the market. The handset comes with a stylish metal case and has the following features:

    -- Ultra-long standby battery- The handset can run up to 75 Days (1,800 hours) in standby mode without a recharge, which is a sizeable increase from the 62 days (up to 1,500 hours) of the C1000 model- a significant achievement given all of features of this handset model- and the Company also believes that this handset has the longest standby time in the world;

    -- Bigger LCD screen- The screen has been enlarged to 2.0 inches from 1.7 inches on the C1000;

    -- Thinner profile- The thickness of the handset has been reduced from 17mm to 13mm;

    --  FM radio- The C1200 offers a built-in FM radio;

    -- Improved Receiver- The phone's improved receiver will provide better sound quality to users; and

    -- Fashionable Casing- The C1200 will offer the same attractive metal case as the C1000.

    According to Mr. Wu Zhi Yang, Chairman of QXM, "We have already received large indicative orders for the C1200, so we expect the C1200 to build on the success of C1000. Our engineers and handset designers spend a lot of time working with our distributors and sales force and we believe we have come up with another handset that specifically caters to local Chinese consumers. With many new and differentiated features, we believe the C1200 will see strong demand in our domestic handset market, especially among mid and high-end consumers.

    About Qiao Xing Mobile Communication Co., Ltd.:

    Qiao Xing Mobile Communication Co., Ltd. is one of the leading domestic manufacturers of mobile handsets in China in terms of unit sales volume. The Company manufactures and sells mobile handsets based primarily on Global System for Mobile Communications, or GSM, global cellular technologies. It operates its business primarily through CEC Telecom Co., Ltd., or CECT, its 96.6%-owned subsidiary in China. Currently, all of its products are sold under the "CECT" brand name. Through its manufacturing facility in Huizhou, Guangdong Province, China, and two research and development centers in Huizhou and in Beijing, the Company develops, produces and markets a wide range of mobile handsets, with increasing focus on differentiated products that generally generate higher profit margins.

    Safe Harbor Statement

    This announcement contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as ''aim,'' ''anticipate,'' ''believe,'' ''continue,'' ''estimate,'' ''expect,'' ''intend,'' ''is /are likely to,'' ''may,'' ''plan,'' ''potential,'' ''will'' or other similar expressions. Statements that are not historical facts, including statements about Qiao Xing Mobile's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. Qiao Xing Mobile does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of July 26, 2007, and Qiao Xing Mobile undertakes no duty to update such information, except as required under applicable law.

    CONTACT: Qiao Xing Mobile Communication Co., Ltd.
             Ma Tao, 8610 6250 1706
             matao@qxmc.com
             or
             Christensen
             Shelldy Cheung, 852 2117 0861
             scheung@ChristensenIR.com
             or
             Christensen
             Christopher Gustafson, 212-618-1978
             cgus@christensenIR.com